EXHIBIT 99.5

News for Immediate Release

Electrovaya Reports Q3 FY2023 Results

Improved quarterly revenue, EBITDA and gross margins with positive cash flow year to date

Maintains fiscal year revenue guidance of $42 million

Toronto, Ontario – August 14, 2023 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the fiscal third quarter ended June 30, 2023 (“Q3 FY2023”). All dollar amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

“We generated strong growth in revenue and profitability during the third quarter, with battery system gross margins of over 30%. We expect our deliveries to accelerate during the fourth quarter and are maintaining our revenue guidance to double year over year to $42 million for the fiscal year,” said Dr. Raj DasGupta, Electrovaya’s CEO.

“We also made significant progress on other fronts during Q3, including the development and launch of new products, capacity expansion initiatives, and the launch of our Nasdaq listing. All of these initiatives are critical to our long-term success.”

“Order volumes continue to grow for our low-voltage products, which are used in material handling and robotic applications. The order backlog for these products has increased more than 50% year over year, and our Fortune 500 customer base is expanding. We also recently launched our high-voltage battery systems for use in heavy-duty applications such as electric buses, trucks and energy storage, and I am pleased to say that interest from potential customers is very high and we have received some initial purchase orders,” Dr. DasGupta continued.

“As previously disclosed, we are currently embarking on the largest expansion in our history. We are close to finalizing a debt facility to fund the first phase of our Jamestown gigafactory, where we plan to produce our Infinity series products including cells, separators and battery systems on a much larger scale.”

Financial Highlights:

•	Revenue for Q3 FY2023 was $10.5 million (C$14.2 million), an increase of 145% compared to $4.3 million (C$5.8 million) in the fiscal third quarter ended June 30, 2022 (“Q3 FY2022”). Management maintains guidance of $42 million (C$56 million) for FY2023.

•	Gross margin for Q3 FY2023 increased to 28.1%, compared to $25.2% in Q3 FY2022. Battery system gross margin in the quarter of over 30%.

•	Adjusted EBITDA[1] for Q3 FY2023 was $1.1 million (C$1.5 million), compared to a loss of $0.6 million (C$0.8 million) in Q3 FY2022. Adjusted EBITDA[1] was positive in spite of the one-time costs associated with the Company’s Nasdaq listing. Management anticipates that the Company will continue to generate positive Adjusted EBITDA[1] for the remainder of the FY2023.

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•	Net Profit for the Q3 FY2023 was $0.1 million (C$0.1 million), compared to a Net Loss of $1.5 (C$2 million) million in Q3 FY 2022.

•	Electrovaya generated a positive cash flow of $0.1 million (C$0.1 million) in the nine months ended June 30, 2023 compared to a cash burn of $3.2 million (C$4.3 million) in the nine months ended June 30, 2022.

•	Total debt as at June 30, 2023, was $16.9 million (C$22.4 million) compared to $16.6 million (C$21.9 million) as at September 30, 2022, the fiscal 2022 year end. The company is actively managing cash to reduce interest charges. Management believes that available liquidity, plus $10.1 million of accounts receivable and $5.9 million of inventory will provide adequate working capital to support its operating activities and growth targets for the remainder of FY2023 and into Fiscal 2024.

Business Highlights:

•	On April 3, 2023, Electrovaya announced that it completed the previously-announced purchase of its planned manufacturing site in Jamestown, New York. The site comprises 52 acres of land, including a 137,000 sq foot building previously utilized for the manufacturing of electronic components.

•	The Company has made significant progress towards establishing a debt facility with a government-controlled lending consortium to finance the first phase of construction of a gigafactory at the Jamestown site. The Company has also engaged with an independent engineering firm as part of the due diligence process to evaluate its overall manufacturing and business plans for the site.

•	On April 18, 2023, Electrovaya announced that its batteries demonstrated industry-leading cycle life in third-party testing. The batteries completed more than 9,000 charge/discharge cycles using aggressive vehicle duty cycles in cell testing at DNV’s BEST Test Center battery lab in Rochester , NY, while retaining approximately 87% of their initial capacity.

•	On May 16, 2023, the Company announced that it is launching a new Infinity series cell that features a capacity increase of 10% over its current cell product. This latest iteration has a cell capacity of 52 ampere hours (Ah) and has received both UL 2580 certification and UN38.3 certification.

•	On June 13, 2023, Electrovaya completed a reverse split of its issued and outstanding common stock at a ratio of one consolidated for five pre-consolidated shares. The Company initiated the reverse stock split in order to meet the minimum bid price requirement to list its common shares for trading on the Nasdaq Capital Market.

•	On June 30, 2023, the Company renewed its revolving credit facility and extended the term of the facility by three months to September 29, 2023, with the aim to refinance the facility by the end of FY 2023. The Company retains the option to extend the existing facility by a further three months to December 31, 2023.

•	On July 6, 2023, Electrovaya shares commenced trading on Nasdaq under the symbol “ELVA”. The stock continues to trade on the TSX under the symbol “ELVA”.

•	Between July 19 and July 31, 2023, a portion of the warrants issued during the November 9, 2022 private placement were exercised, resulting in cash proceeds of approximately $3 million (C$4 million).

•	On July 20, 2023, the Company announced the launch of its Infinity-HV battery systems, which target heavy-duty, high-voltage applications including buses, delivery trucks, construction trucks, hybrid-fuel cell/battery systems and stationary energy storage systems.

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Positive Financial Outlook:

The Company continues to anticipate revenue of approximately $42 million (C$53 million) for FY 2023, more than double the revenue total in FY 2022. The revenue is expected to be generated primarily from sales of battery systems for materials handling electric vehicles.

1 Non-IFRS Measure: EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. Management believes that certain investors and analysts use EBITDA to measure the performance of the business.

Selected Annual Financial Information for the Quarters ended June 30, 2023 and 2022

Results of Operations

(Expressed in thousands of U.S. dollars)

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Gross Margin Breakdown

(Expressed in thousands of U.S. dollars)

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

Summary Financial Position

(Expressed in thousands of U.S. dollars)

The Company’s complete Financial Statements and Management Discussion and Analysis for the fiscal third quarter ended June 30, 2023 are available at www.sedarplus.ca, on the SEC website at www.sec.gov/edgar, or on the Company’s website at www.electrovaya.com.

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Conference Call Details:

The Company will hold a conference call on Monday, August 14, 2023 at 6:00 p.m. Eastern Time (ET) to discuss the June 30, 2023 quarter end financial results and to provide a business update.

•	Date: August 14, 2023
•	Time: 6:00 p.m. Eastern Standard Time (EST)
•	Toll Free: 888-506-0062
International: 973-528-0011
Participant Access Code: 622219
•	Webcast URL: https://www.webcaster4.com/Webcast/Page/2975/48893

For those unable to participate in the conference call, a replay will be available for two weeks beginning on August 14, 2023 through August 28, 2023. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay Passcode: 48893.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

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Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue forecasts and in particular the revenue forecasts for the fiscal year ending September 2023 and the calendar year ending December 31, 2023, continuation of anticipated positive EBITDA, anticipated further sequential revenue growth in fiscal 2023, ability to maintain profitability, the ability to secure financing from a government lending consortium, ability to scale our operations in Jamestown and elsewhere, the ability to satisfy the Company’s order backlog, the ability to win high voltage projects, growth potential in the material handling industry, the Company’s ability to satisfy its ongoing debt obligations, anticipated increased collaboration with OEMs and OEM channels constituting a source of sales growth for the Company, anticipated continued increase in sales momentum in fiscal 2023 through OEMs and directly to large global companies, including Fortune 500 companies, the future direction of the Company’s business and products, the effect of the ongoing global COVID-19 public health emergency on the Company’s operations, its employees and other stake holders, including on customer demand, supply chain, and delivery schedule, the Company’s ability to source supply to satisfy demand for its products and satisfy current order volume, technology development progress, pre-launch plans, plans for product development, plans for shipment using the Company’s technology, production plans, the Company’s markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Fiscal Year 2023 guidance, to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and references to subsequent quarterly revenue and ability to secure funding for the Company’s planned Gigafactory in the United States and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products in FY2023 on the present and anticipated purchase order to meet FY 2023 revenue targets, anticipated revenues in FY 2023, gross margin and ability to increase prices to help maintain gross margins, and ability to have production ramps of the Infinity Battery Technology Products in FY2023 to meet demand, ability to demonstrate viability, and ability to secure customer wins in energy storage and electric bus applications, and performance and manufacturability of its Solid State Platform, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada, USA and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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